

AMSTEEL CORPORATION BERHAD (20667-M)

A Member of The Lion Group





05009292



SEC MAIL PROCESSING
RECEIVED
JUN 2 1 2005
WASH. D.C. 209 SECTION

16 June 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith the General Announcement dated 15 June 2005, Re: Amsteel Corporation Berhad - The proposed disposal of 100% equity interest comprising 10,000,000 ordinary shares of RM1.00 each in Lion Ipoh Parade Sdn Bhd for a cash consideration of RM1.00 and the settlement of inter-company balances based on the property asset value to be adjusted for the net trade assets/liabilities to be taken over by TMW Lion GmbH for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned for any query.

Yours faithfully
AMSTEEL CORPORATION BERHAD

WONG PHOOI LIN
Secretary

PROCESSED
JUN 29 2005
THOMSON
FINANCIAL

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

6/28



Form Version 2.0

General Announcement

Ownership transfer to AMSTEEL on 15/06/2005 06:01:23 PM
Submitted by AMSTEEL on 15/06/2005 06:07:29 PM
Reference No AA-050615-701BC

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: AMSTEEL CORPORATION BERHAD
*	Stock name	: AMSTEEL
*	Stock code	: 2712
*	Contact person	: CHAN POH LAN
*	Designation	: SECRETARY

* Type : ● Announcement ○ Reply to query

* Subject :

AMSTEEL CORPORATION BERHAD ("Amsteel")

THE PROPOSED DISPOSAL OF 100% EQUITY INTEREST COMPRISING 10,000,000 ORDINARY SHARES OF RM1.00 EACH IN LION IPOH PARADE SDN BHD ("LIPSB") FOR A CASH CONSIDERATION OF RM1.00 AND THE SETTLEMENT OF INTER-COMPANY BALANCES BASED ON THE PROPERTY ASSET VALUE TO BE ADJUSTED FOR THE NET TRADE ASSETS/LIABILITIES TO BE TAKEN OVER BY TMW LION GMBH ("Proposed Disposal of LIPSB")

* **Contents :-**

Reference is made to the announcements on 31 May 2005, 4 May 2005, 18 April 2005, 1 April 2005, 16 March 2005, 8 March 2005, 2 March 2005, 27 January 2005, 13 December 2004, 9 December 2004 and 9 November 2004 by Amsteel and its adviser, OSK Securities Berhad in relation to the above.

On 31 May 2005, it was announced that a further extension of time from 31 May 2005 to 30 June 2005 has been given to Ayer Keroh Resort Sdn Bhd, a 70%-owned subsidiary of Amsteel and the vendor for the Proposed Disposal of LIPSB, for the fulfillment of all undertakings to be performed and conditions to be fulfilled prior to the completion of the Proposed Disposal of LIPSB.

One of the undertakings and conditions is to resolve the existing suit taken by Total Resources Sdn Bhd ("TRSB") against LIPSB in year 2000 vide Ipoh High Court Civil Suit no. 22-107-2000 wherein TRSB claimed for special damages of RM21,805,560.00 over the alleged trespass by LIPSB on two (2) strips of land ("said lands") through the land held under title no. PN50789 Lot No. 8691U, Daerah Kinta, Bandar Ipoh, Negeri Perak belonging to LIPSB and which said lands are held by TRSB as registered lessee (" Said Suit").

The Board of Directors of Amsteel wishes to announce that pursuant to an out-of-court settlement, TRSB has on 13 June 2005 withdrawn the Said Suit, with no liberty to file afresh and with no order as to costs. LIPSB has also withdrawn its counterclaim for cancellation of the leases over the said lands on the same

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

date and on the same terms. In addition to the above, TRSB will be surrendering the registered leases.

There are no material effects on the earnings and net tangible assets of the Amsteel Group in this matter.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

AMSTEEL CORPORATION BERHAD (20667-M)

....

Secretary



15 JUN 2005